December 14, 2010
Ms. Cecilia Blye, Chief Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Key Energy Services, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 24, 2010 File No. 001-08038
Dear Ms. Blye:
On behalf of Key Energy Services, Inc. (“Key”, “our” or “we”), we are pleased to submit this response to the letter dated November 30, 2010, containing the comments of the Staff of the Chief Office of Global Security Risk (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing. The text of the Staff’s comments and Key’s responses thereto are set forth below.
To assist the Staff with its review, we will separately deliver a copy of this letter to you and the other Staff members by overnight mail.
GENERAL
1.
We note March 2010 news articles discussing your entry into the Middle East market and your plans to expand opportunities in the Middle East and North Africa through your joint venture with AlMansoori Petroleum Services, a subsidiary of UAE’s AlMansoori Specialized Engineering. Iran and Syria, located in the Middle East and Sudan, located in North Africa, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries or other direct or indirect arrangements.

We note, for instance, from the AlMansoori Specialized Engineering website that it has offices in Iran; we note from an August 2007 news article that AlMansoori acquired Target Energy Group, including its subsidiary Target Well Control Syria. Tell us whether your or your joint venture’s products or services will be used in AlMansoori’s services or operations in Iran or Syria. In addition, your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by these governments.

RESPONSE:
We advise the Staff that Key has not engaged in, does not engage in and does not anticipate engaging in, any business activities involving the nations of Iran, Syria or Sudan, whether through subsidiaries or other direct or indirect arrangements. Nor will Key’s products or services be used in Iran, Syria or Sudan in any services provided by, or other operations of affiliates of, AlMansoori Petroleum Services L.L.C. (“AlMansoori”).
AlMansoori is a subsidiary of AlMansoori Specialized Engineering (“ASE”). According to its website, ASE was founded in the United Arab Emirates in 1977. It has over 1300 employees working in 19 countries providing a variety of oilfield services and producing specialized products for the oil & gas business. AlMansoori manages the business units of ASE’s oilfield services group and a separate affiliate of ASE manages the business operations of its manufacturing/fabrication group.
As publicly disclosed, Key and AlMansoori have established AlMansoori Key Energy Services L.L.C. (the “Joint Venture”). The Joint Venture is a stand-alone entity with no interest in the operations or properties of other affiliates of AlMansoori. The Joint Venture is precluded by contract from engaging in business activities in Iran, Syria or Sudan. The Memorandum of Association of the Joint Venture defines its business to consist of providing specified kinds of oilfield services in a specified territory consisting exclusively of Morocco, Algeria, Tunisia, Libya, Egypt, Jordan, Iraq, Saudi Arabia, Kuwait, U.A.E., Bahrain, Oman, Qatar and Yemen. The Joint Venture is not permitted to engage in business in other nations, including Iran, Syria or Sudan.
In addition, the Partners Agreement for the Joint Venture contains express provisions to ensure that Key’s equipment and technology are not exported to or used in Cuba, Iran, Sudan or Syria in violation of applicable export control or trade sanction law. The pertinent covenant reads as follows:
Each of the Partners hereby represents and warrants that no equipment or technology provided by Key to the Joint Venture will be exported to Cuba, Iran, Sudan, Syria or any other country to which such exports may be limited from time to time pursuant to any Applicable Sanctions Law (any such country, a “Sanctioned Country”). Each of the Partners further represents and warrants that no equipment or technology provided by Key will be used in the performance of work for any contract involving Cuba, Iran, Sudan, Syria or any Sanctioned Country (to the extent such use is limited in such Sanctioned Country pursuant to any Applicable Sanctions Law) or involving a Cuban, Iranian, Sudanese or Syrian entity or an entity from any such Sanctioned Country. Each of the Partners will ensure that equipment and technology is sufficiently identified and segregated so as to avoid any unauthorized use or export of equipment and/or technology provided by Key.
The Partners Agreement defines “Applicable Sanctions Law” as
(i) the sanctions administered by the United States Office of Foreign Assets Control of the Department of the Treasury, 31 C.F.R. Parts 500-598, (ii) the Export Administration Regulations, 15 C.F.R. Parts 730-774 and (iii) all other similar sanctions laws, anti-boycott laws, export control laws, and other similar statutes, rules, regulations, policies, ordinances or directives of any jurisdiction applicable to the Partners (in each case, as amended from time to time), including, without limitation, any such laws, statutes, rules, regulations, policies, ordinances or directives that may be adopted or enacted in the future.

Thus, Key has secured appropriate contractual protections to ensure that its activities through its Joint Venture with AlMansoori do not involve doing business with or in Iran, Syria or Sudan.
Finally, Key notes that its corporate policy prohibits any sale of products, technology or services that is contrary to U.S. law, including the sanctions and export controls enforced by the U.S. Treasury Department’s Office of Foreign Assets Control and by the U.S. Commerce Department’s Bureau of Industry and Security. Key’s Code of Business Conduct emphasizes compliance with all export control and trade embargo/sanctions regulations. The Code of Business Conduct is found on our website at http://www.keyenergy.com/pdfs/code_of_business_conduct.pdf. Key intends to continue to rigorously enforce these policies with respect to the Joint Venture and any other operations it may in the future establish in the Middle East region.
2.
Please discuss the materiality of your contacts with Iran, Syria or Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan, including the possibility of reputational harm resulting from your joint venture with AlMansoori.

RESPONSE:
We respectfully suggest that no materiality analysis is necessary. As discussed above, Key has not, does not currently and does not intend to engage in any business activities involving the nations of Iran, Syria or Sudan, either directly or through its participation in the Joint Venture. Accordingly, Key does not believe that its shareholders face any investment risk with respect to these countries, or that Key faces any negative investor sentiment or potential reputational risk, as a result of Key’s Joint Venture with AlMansoori.
In connection with our responses to your comments on our filings, we acknowledge that:
•	Key is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Key may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Staff comment letter. Key is prepared to provide the Staff any additional information required by the Staff in connection with its review. We respectfully request an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with our views. We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned by telephone at (713) 651-4406 or facsimile at (713) 651-4551.

Sincerely,
/s/ T.M. WHICHARD III
T.M. Whichard III
Senior Vice President Chief Financial Officer

cc:
Mr. Roger Schwall, Assistant Director, Division of Corporation Finance, U.S. Securities and Exchange Commission
Ms. Jennifer Hardy, Esq., Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission
Ms. Kimberly Frye, Key Energy Services, Inc.

4